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YZi Labs has Issued Formal Notice to 10X Capital and Cautions Shareholders of CEA Industries, Inc. Regarding the Value-Destructive Actions of 10X Capital, the Company's Asset Manager

2025.12.3 • 5 min read



Contends Shareholders Face Sustained Share Price Depreciation if 10X Continues Presiding Over Delayed Disclosures, Increasing Conflicts of Interest and Unchecked Mismanagement

Demands 10X Take Immediate Corrective Action, Including Enacting Governance Improvements and Pledging to Implement the Promised BNB Treasury Strategy

December 3, 2025 – YZiLabs Management Ltd. ("YZi Labs"), a significant shareholder of CEA Industries, Inc. (Nasdaq: BNC) ("BNC" or the "Company"), today announced that it has issued a formal Notice and Demand for Corrective Action (the "Notice") to 10X Capital Asset Management LLC ("10X"), which serves as BNC's asset manager. The Notice stems from 10X's mismanagement and lack of transparency regarding BNC's assets and 10X's threatened violations of its Strategic Services Agreement ("SSA") with YZi Labs.

 

Hans Thomas. Key elements of the Notice include the following:

- **YZi Labs Has Been Credibly Informed that 10X Has Threatened to Cause BNC's Abandonment of the BNB Treasury Strategy, Just Three Months After BNC's Representation and Announcement that it Would Use the $500 million PIPE Investment for "the Establishment of the Company's BNB Treasury Operations"**

In contravention of 10X's agreements with the Company (namely, the Asset Management Agreement, or "AMA") and with YZi Labs, which together provide that the majority of BNC's capital will be allocated to the BNB Treasury Strategy, subject to market conditions, the Company's management has informed various market participants that it plans to abandon the BNB ecosystem to invest in alternative cryptocurrencies, such as Solana. This apparent reversal of strategy represents a clear betrayal to BNC shareholders (including YZi Labs), who funded the Company in late July 2025 specifically because of its BNB-focused strategy.

The Notice from YZi Labs demands that 10X provide written confirmation by December 5, 2025, that it will comply with the BNB Treasury Strategy as represented to the PIPE investors and, additionally, that it has not improperly disposed of BNB assets.

- **10X has Already Presided Over Avoidable Issues, Including Insufficient Disclosures and Significant Shareholder Value Destruction**

BNC's management and Board (many of whom were appointed by 10X), have materially misled shareholders and significantly damaged shareholder value through the following actions:

- Delayed disclosure of basic information about BNC's assets, such as: BNB holdings, share counts, mNAV and lack of a public dashboard providing market-standard treasury transparency similar to other DAT leaders.

- Breach of fiduciary duty by David Namdar and Hans Thomas, stemming from their conflict of interest in refusing to amend BNC's unconscionable AMA terms with 10X, and their promotion of competing Digital Asset Treasury ("DAT") ventures, including the use of Company resources to do so.

While each of these issues on their own is egregious, the combined impact has led to severe underperformance of BNC's stock relative to peers, trading approximately 19% below the pre-PIPE announcement level and 87% below the post-announcement level (1). In contrast, peer company, BitMine Immersion Technologies Inc. (Nasdaq: BMNR) has significantly outperformed, rising 667% from its pre-announcement close and holding nearly flat, just 2% lower, post-announcement (2).

An affirmation of BNC's strategy, appointment of qualified Board members to oversee management and improved transparency are essential for restoring investor confidence and enabling shareholders to properly assess the Company's position.

 
picked directors and CEO, amend the BNC AMA and release to BNC's shareholders the fundamental information expected of a publicly traded DAT, including an operational plan, an asset-management methodology, a risk framework, a reporting package, a personnel overview, and evidence of systems, controls and infrastructure.

YZi Labs has further demanded that BNC shareholders be provided with timely updates to a chronologically accurate dashboard reflecting the amount of BNB acquired and held, the number of outstanding shares of BNC, and other critical and market-standard information customarily disclosed by other DATs.

YZi Labs will take all necessary actions to protect the economic interests of BNC's shareholders, including soliciting consent from BNC shareholders to expand the Board with highly qualified, independent and experienced Directors who are capable of acting on behalf of all shareholders. BNC shareholders are advised to review the preliminary consent solicitation filed by YZi Labs with the US Securities and Exchange Commission on December 1, 2025.

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(1) Pricing calculated based on Google Finance's information regarding BNC PIPE pre-announcement 7/25/2025: $8.88 per share and PIPE announcement 7/28/2025: $57.59 per share.

(2) Pricing calculated based on Google Finance's information regarding BMNR PIPE pre-announcement 6/27/2025: $4.26 per share and PIPE announcement 6/30/2025: $33.90 per share.

About YZi Labs

YZILabs Management Ltd. is an investment firm focused on strategic, transparent, and high-governance participation in the digital asset and blockchain sectors. YZi Labs is committed to advancing best-in-class oversight, operational integrity, and shareholder alignment in all investment partnerships.

Media Contact

yuna.y@yzilabs.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

YZILabs Management Ltd. ("YZi Labs Management"), together with the other participants named herein (collectively, "YZi Labs"), has filed a preliminary consent statement and an accompanying **WHITE** consent card with the Securities and Exchange Commission ("SEC") to be used to solicit stockholder written consents to, among other things, expand the size of the Board of Directors (the "Board") of CEA Industries Inc., a Nevada corporation (the "Company") and elect certain persons nominated for election to the Board.

 

MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSENT STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the consent solicitation are expected to be YZi Labs Management, Changpeng Zhao, and each of the nominees (collectively, the "Participants").

As of the date hereof, YZILabs Management directly beneficially owns 2,150,481 shares of common stock, par value $0.00001 per share (the "Common Stock"). As of the date hereof, YZi Labs Management holds (i) 7,750,510 shares of Common Stock underlying certain Pre-Funded Warrants (the "Pre-Funded Warrants"), (ii) 9,900,991 shares of Common Stock underlying certain Stapled Warrants (the "Stapled Warrants") and (iii) 3,564,359 shares of Common Stock underlying certain Strategic Advisor Warrants (the "Strategic Advisor Warrants"). Each of the Pre-Funded Warrants, the Stapled Warrants and the Strategic Advisor Warrants either provide that, or the holder has elected that, the holder shall not have the right to exercise any portion of any such warrants to the extent that after giving effect to such issuance after exercise, such holder and certain of its affiliates would be deemed to beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 4.99% of the Company's then outstanding shares of Common Stock (the "Beneficial Ownership Limitations"). As of the date hereof, none of YZi Labs Management's Pre-Funded Warrants, Stapled Warrants or Strategic Advisor Warrants are currently exercisable, and are not expected within 60 days to be exercisable due to the Beneficial Ownership Limitations. Mr. Zhao, as the sole director of YZi Labs Management, may be deemed the beneficial owner of the 2,150,481 shares of Common Stock directly owned by YZi Labs.

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